UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. . . . . .)*


                               WEBSENSE, INC.
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                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)


                                   947684106
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                               (CUSIP Number)

                              PHILIP G. TRUBEY
                              JANET A. McVEIGH
                             3272 LAHITTE COURT
                        SAN DIEGO, CALIFORNIA 92122

                               with a copy to:

                         RICHARD L. KINTZ, ESQUIRE
                  SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                       501 WEST BROADWAY, 19TH FLOOR
                        SAN DIEGO, CALIFORNIA 92101
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                MARCH 27, 2000
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.





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



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))








































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


                                SCHEDULE 13D

CUSIP No. 947684106                                         Page 3 of 12 Pages


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      PHILIP G. TRUBEY
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
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3     SEC USE ONLY



------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)


      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      CANADA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             2,580,400
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              2,580,400
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,580,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)

                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      13.31%
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14    TYPE OF REPORTING PERSON (See Instructions)


      IN
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                                   -4-

                                SCHEDULE 13D

CUSIP No. 947684106                                        Page 5 of 12 Pages


------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      JANET A. McVEIGH
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]

------------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)


      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      CANADA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             2,580,000
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              2,580,000
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,580,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)

                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      13.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
------------------------------------------------------------------------------


































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



                                SCHEDULE 13D

Item 1.     Security and Issuer
-------     -------------------

            This statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Websense, Inc. ("Websense"). The address of the principal executive office of Websense is:

            10240 Sorrento Valley Road
            San Diego, California 92121

Item 2.     Identity and Background
-------     -----------------------

            Information Regarding Philip G. Trubey:
            --------------------------------------

            (a)   Name: Philip G. Trubey ("Trubey")

            (b) Business Address: Cashpile.com, Inc., 8340 Clairemont Mesa Boulevard, Suite 210, San Diego, California 92111

            (c) Principal Occupation: President, Cashpile.com, Inc., 8340 Clairemont Mesa Boulevard, Suite 210, San Diego, California 92111

            (d)   Criminal convictions: None

            (e)   Securities violations: None

            (f)   Citizenship: Canada

            Information Regarding Janet A. McVeigh:
            --------------------------------------

            (a)   Name: Janet A. McVeigh ("McVeigh")

            (b) Business Address: Airfiber, Inc., 11225 West Bernardo Court, San Diego, California 92127

            (c) Principal Occupation: Vice President of Marketing, Airfiber, Inc., 11225 West Bernardo Court, San Diego, California 92127

            (d)   Criminal convictions: None

            (e)   Securities violations: None

            (f)   Citizenship: Canada

Item 3.     Source and Amount of Funds or Other Consideration
-------     -------------------------------------------------

            In January 1996, Trubey and McVeigh founded NetPartners Internet Solutions, Inc., a California corporation ("NetPartners California"), and in consideration of the payment by each of them to NetPartners California of $1,000, they each received separately 1,000 shares of Common Stock of NetPartners California. In March 1997, NetPartners California carried out a 3,500 to 1 stock split pursuant to which Trubey and McVeigh each received 3,500,000 shares of Common Stock. In April 1998, NetPartners California, merged with and into NetPartners Internet Solutions, Inc., a Delaware corporation ("NetPartners Delaware"), in a transaction in which the holders of Common Stock of NetPartners California received shares of Common Stock of NetPartners Delaware on a one to one basis. In this regard, Trubey and McVeigh each received 3,500,000 shares of Common Stock of NetPartners Delaware in exchange for their shares of stock of NetPartners California.

            On July 3, 1998, Trubey and McVeigh married each other. In February 1999, Trubey and McVeigh resigned as officers and directors of NetPartners Delaware and as a result of certain agreements with the company and investors, John Stiska was elected to the Board of Directors of NetPartners Delaware to represent the interests of Trubey and McVeigh. Beginning on or about August 20, 1999, and in sales thereafter, Trubey and McVeigh each sold 620,000 shares of Common Stock to various persons and other shareholders of NetPartners Delaware, leaving Trubey and McVeigh each owning separately 2,880,000 shares of Common Stock of NetPartners Delaware. On June 28, 1999, NetPartners Delaware changed its name to Websense, Inc. On or about March 27, 2000, as part of the initial public offering of Websense, Trubey and McVeigh each sold 300,000 shares of Common Stock of Websense. In a separate transaction, at the time of the initial public offering, Trubey purchased 5,000 shares of registered Common Stock reserved for persons with certain business or other relationships with Websense at $18.00 per share. On the same day, Trubey sold 4,500 of such shares to certain friends and family members for $18.00 per share. Of the remaining 500 shares of Common Stock, Trubey sold 100 shares on or about April 6, 2000 in the open market for $38.875 per share and continues to own the remaining 400 shares he purchased in the initial public offering. As a further result of the completion of the initial public offering of Websense, Trubey and McVeigh no longer have any special right to be represented by John Stiska, or any other person, on the Board of Directors of Websense and have terminated their business representation agreement with John Stiska regarding any further board representation. Trubey currently owns 2,580,400 shares of Common Stock of Websense and McVeigh currently owns 2,580,000 shares of Common Stock of Websense.

            The source of funds for the payment by Trubey and McViegh of such Common Stock owned by them was from their respective personal funds. Neither Trubey nor McVeigh purchased any Common Stock with borrowed funds.


Item 4.     Purpose of Transaction
-------     ----------------------

            Trubey and McVeigh each hold their respective shares of Common Stock for investment purposes. Trubey and McVeigh are joining together in the filing of this statement since they may be deemed to be a group within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

            Depending upon, among other things, various factors, including Websense's financial condition, business and prospects, other developments concerning Websense, the reaction of Websense to Trubey and McVeigh's ownership of shares of Common Stock, price levels of Websense Common Stock, other business opportunities available to Trubey and McVeigh, and other general economic, monetary and stock market conditions, and in accordance with all applicable federal and state laws and any and all contracts or agreements that may limit such transactions, Trubey and McVeigh may from time-to-time sell shares of Common Stock.

            Other than as indicated above, neither Trubey nor McVeigh have any present plans or proposals which relate to or would result in any of the following: (i) the acquisition or disposition of any securities of Websense;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Websense, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Websense or any of its subsidiaries;
(iv) any change in the present board of directors or management of Websense, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Websense; (vi) any other material change in Websense's business or corporate structure; (vii) any material changes in Websense's charter or bylaws or other actions which may impede the acquisition of the control of Websense by any persons; (viii) cause a class of securities of Websense to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) cause a class of equity securities of Websense becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) engaging in any actions similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
-------     ------------------------------------

            (a) Trubey is the direct beneficial owner of 2,580,400 shares of Common Stock, representing approximately 13.31% of the outstanding Common Stock of Websense, and McVeigh is the direct beneficial owner of 2,580,000 shares of Common Stock, representing approximately 13.3% of the outstanding Common Stock of Websense (based on the number of shares of Common Stock outstanding on March 28, 2000). By virtue of the fact that Trubey and McVeigh are married to each other, each may also be deemed to be an indirect beneficial owner of the other's shares of Common Stock such that either or both Trubey or McVeigh may be deemed the beneficial owner of an aggregate of 5,160,400 shares of Common Stock of Websense representing approximately 26.61% of the outstanding Common Stock of Websense. However, notwithstanding the foregoing, for purposes of Rule 13d-4 [17 CFR 240.13d-4] under the Exchange Act, Trubey expressly disclaims beneficial ownership of the 2,580,000 shares of Common Stock owned by McVeigh, and McVeigh expressly disclaims beneficial ownership of the 2,580,400 shares of Common Stock owned by Trubey.

            (b) Trubey has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 2,580,400 shares of Common Stock directly owned by him. McVeigh has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 2,580,000 shares of Common Stock directly owned by her.

            (c) Within the last 60 days, and on or about March 27, 2000, Trubey and McVeigh each sold 300,000 shares of Common Stock to certain Underwriters for $16.74 per share ($18.00 per share minus 7% Underwriters' fees) as part of the initial public offering of Websense. In a separate transaction, at the time of the initial public offering, Trubey purchased 5,000 shares of registered Common Stock reserved for persons with certain business or other relationships with Websense at $18.00 per share. On the same day, Trubey sold 4,500 of such shares to certain friends and family members for $18.00 per share. Of the remaining 500 shares of Common Stock, Trubey sold 100 shares on or about April 6, 2000 in the open market for $38.875 per share and continues to own the remaining 400 shares he purchased in the initial public offering.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
-------    ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

            In connection with the initial public offering of Websense on or about March 27, 2000, Trubey and McVeigh entered into several agreements with certain underwriters in connection therewith. Additionally, Trubey and McVeigh each have entered into certain Lock Up Agreements dated as of January 19, 2000 ("Lock Up Agreements") that provide that no shareholder shall "directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership, and make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire Common Stock, without the prior written consent of Hambrecht & Quist LLC (or its successor entity) acting alone for a period of 180 days from the effective date of the Registration Statement."

            Other than as indicated above, Trubey and McVeigh have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Websense, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.     Material to be Filed as Exhibits
-------     --------------------------------

            Joint Filing Agreement.








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



Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2000



                  By: /s/ Philip G. Trubey
                      ___________________________
                        Philip G. Trubey

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2000




                  By: /s/ Janet A. McVeigh
                      ___________________________
                        Janet A. McVeigh

                           JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value of $0.01 per share, of Websense, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 26th day of April, 2000.




                  By: /s/ Philip G. Trubey
                     ___________________________
                        Philip G. Trubey




                  By: /s/ Janet A. McVeigh
                      ___________________________
                        Janet A. McVeigh

























                                   -12-